Exhibit 99.4

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

 NexTech Closes On Ecommerce Acquisition Generating $2,650,000 USD in Revenue

January 15th, 2019 – Vancouver, British Columbia - Toronto, ON – NexTech AR Solutions Corp. (the “Company” or “NexTech”) (CSE: NTAR) (OTC: NEXCF) (FSE: N29) is pleased to announce that it has closed on its acquisition announced January 8th, 2019. The VCM business owned by AR Ecommerce is a now a division of Nextech which generated approximately $2,650,000 (USD) in revenue and $275,000 (USD) in EBITDA for the calendar year 2018. The revenue for the month of January to date is $115,000 USD.  Nextech has already started to integrate its patent pending web enabled AR with very positive results to date. This acquisition brings in house an established eCommerce operating business which NexTech will use as a showcase for its augmented reality (AR) and artificial intelligence (AI) technology stack as well as a foundation for additional strategic acquisitions.

This acquisition will:

●	Build a strong financial base for our business with key eCommerce partners already in place like Amazon, PayPal, eBay, and established relationships with large well-known brands like Miele, Dyson, and Electrolux.

●	Accelerate the launch of existing and exciting new AR and AI technologies.

●	Advance and significantly enhance our knowledge of the AR customer journey through analyzing real time data from our xAPI analytics already installed on site.

●	Enable the fast integration of a broad range of AR and AI capabilities onto the site creating a one of a kind eCommerce AR/AI showcase for consumers and prospects.

“This acquisition allows us to jump ahead of the pack in the AR eCommerce space and provides a solid foundation of assets for NexTech to leverage into additional eCommerce acquisitions,” comments Evan Gappelberg CEO of NexTech. He continues, “If we can buy eCommerce companies and increase the velocity of sales with the integration of our AR and AI technology, then we see that as a very big win and an exciting business opportunity. With this acquisition we're not just offering AR as a technology to others but using it ourselves to create the most robust AR/AI technology stack available in the market today.”

The Company is seeing very positive early results from integration of its web enabled AR with just one product. These results include:

●	The first ARitized product on site generated 1 months worth of sales ($5,000) in just 1 week.

●	Overall dwell time on page for the ARitized product increased 30% over a 4 week span.

●	Revenue per user was up 100%

Over the next few weeks NexTech will be launching 10 more AR products onto the site. Next month the Company expects to advance its eCommerce capabilities as it integrates IBM Watson's Machine Learning into the site. Owning its own eCommerce site allows the Company to test and integrate new technologies creating additional value for its eCommerce business, its AR platform and shareholders.

Nextech is also pleased to announce that its shares are now DTC eligible for trading within the United States marketplace. The Depository Trust Company (DTC) is a subsidiary of the Depository Trust & Clearing Corporation DTCC, and manages the electronic clearing and settlement of publicly traded companies. Securities that are eligible to be electronically cleared and settled through the DTC are considered "DTC eligible." This electronic method of clearing securities speeds up the receipt of stock and cash, and thus accelerates the settlement process for investors.

About NexTech AR Solutions Corp.

NexTech is bringing augmented reality (AR) to the masses by creating an AR ecosystem featuring eCommerce solutions for websites, AR learning and education as well as AR live streaming for events.  The company has filed a patent around its AR web-enabled eCommerce platform which has been integrated with Shopify, Wordpress and Magento. The AR can “go live” on any ecomm site with just a few lines of embed code creating a highly scalable platform. The global eCommerce industry is a $2.8 trillion-dollar marketplace and growing. NexTech has acquired its e-learning platform “edCetra” which has been used by Fortune 500 companies such as Imperial Oil, Bombardier and Staples, as well as the Library of Congress and others to educate and train employees. NexTech has added augmented reality training and education options into the platform and expects to launch in 2019. The company is also working on bringing forth its AR live streaming platform for shows and live events.  All of the companies platforms run off of one CRM which allows for its AR ecosystem to rise up. NexTech launched its ARitize™ app in August 2018, which is capable of hosting many brands 3D objects and augmented reality experiences. NexTech also owns a large and diverse revenue generating App Portfolio that is deployed on the iTunes and Google play store which it intends to ARitize™.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Early Warning

Pursuant to an agreement dated January 7, 2019 (the “Agreement”) between NexTech AR Solutions Corp. (the “Company”), Evan Gappelberg (“Gappelberg”) and Reuben Tozman (“Tozman” together with Gappelberg, the “Vendors”), Gappelberg received 1,000,000 common shares of the Company (at a deemed price of $0.81 per share) as part of the aggregate consideration for the Company’s acquisition of 100% of the membership interests of AR Ecommerce, LLC from the Vendors.  Gappelberg, concurrently with closing of the transactions contemplated under the Agreement, also transferred 225,000 common shares to other persons. As a result of the foregoing combined transactions happening, Gappelberg (c/o 349 Carlaw Ave, Suite 304, Toronto, Ontario M4M 2T1) now owns an additional 775,000 common shares of the Company.

Immediately prior to the aformentioned transactions, Gappelberg owned and/or had control or direction over 4,500,000 common shares of the Company representing approximately 9.39% of the issued and outstanding shares of the Company at such time, on an undiluted basis.

As a result of the transactions, Gappelberg now owns and/or has control or direction over 5,275,000 common shares of the Company representing approximately 10.57% of the issued and outstanding common shares of the Company, on an undiluted basis. This represents an approximate 1.18% change is Gappelberg’s ownership of common shares of the Company.

Gappelberg also owns and/or has control over a total of 60,000 stock options and 1,000,000 warrants to purchase common shares of the Company.  If Gappelberg were to exercise all of his stock options and warrants, he would then own and/or have control over 6,335,000 common shares of the Company representing approximately 12.43% of the issued and outstanding common shares of the Company, assuming that no further common shares of the Company have been issued.

Gappelberg holds the securities for investment purposes, and has no present intention to acquire or dispose of further securities of the Company.  Gappelberg may, in the future participate in financings and/or acquire or dispose of securities of the Company in the market, privately or otherwise, as circumstances or market conditions warrant.

The disclosure respecting Gappelberg’s shareholdings contained in this press release is made pursuant to Multilateral Instrument 62-104 and a report respecting the above acquisition will be filed with the applicable securities commissions using the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and will be available for viewing at www.sedar.com.

MI 61-101

Tozman and Gappelberg are each “insiders” of the Company. The transaction with each “insider” constitutes a “related party transaction” for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions(“MI 61- 101”). The disinterested directors of the Company, acting in good faith, considered and approved the transaction. The Company is relying on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation on the basis that the fair market value of the transaction does not exceed 25% of the Company’s market capitalization. The Company will file a material change report providing disclosure in relation to each “related party transaction” on SEDAR under the Company’s profile at www.sedar.com. The Company did not file the material change report more than 21 days prior to the closing of the transaction due to the timing of the announcement and closing occurring in less than 21 days.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “plans, “will, “will be”, “expects” “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding NexTech using the eCommerce business to showcase its AR and AI technology; the anticipated benefits of the acquisition to NexTech’s business, the launch of 10 AR products onto NexTech’s site; the advance of NexTech’s eCommerce capabilities after integrating IBM Watson’s Machine Learning; anticipated eCommerce sales for 2019;and the launch of added augmented reality training and education options into the Company’s platform in 2019 are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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